SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

INCORPORATION BY REFERENCE

The Registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended March 31, 2005 and the unaudited consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2005 and 2004, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles furnished to the Commission on this Form 6-K, are incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278, 333-10274 and 333-105360) and on Form F-10 (No. 333-113870), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:   /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  April 29, 2005

Placer Dome Announces First Quarter 2005 Results

(United States (“U.S.”) dollars, in accordance with U.S. generally accepted accounting principles (“GAAP”))

April 26, 2005

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces first quarter earnings of $31 million ($0.07 per share). Before the effect of the adoption of a new accounting policy related to accounting for projected post closure personnel termination obligations, earnings were $45 million ($0.10 per share). During the quarter, Placer Dome produced 911,000 ounces of gold at cash costs of $275 per ounce. Mine operating earnings totalled $104 million and cash from operations before changes in non-cash working capital was $99 million for the quarter.

President and CEO Peter Tomsett said Placer Dome’s first quarter production was in line with expectations, with the majority of operations meeting targeted output levels. “A number of our operations delivered improvements in production and cost performance from the fourth quarter of 2004,” he said. “However, cost pressures remain challenging.”

Tomsett said Placer Dome’s first quarter financial results showed improvement from the previous quarter, with mine operating earnings up 33% and cash from operations before changes in non-cash working capital up 50%. “We expect performance to continue to trend upwards throughout the remainder of the year.”

Management’s Discussion and Analysis

(United States (“U.S.”) dollars, in accordance with U.S. generally accepted accounting principles (“GAAP”))

Throughout this document, “Placer Dome” is defined to be collectively Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome’s share is defined to exclude minority shareholders’ interests. The “Corporation” refers to Placer Dome Inc. This Management’s Discussion and Analysis (“MD&A”) was made as of April 26, 2005.

Highlights

Placer Dome’s share of production was 911,000 ounces of gold in the first quarter of 2005, a decrease of 2% over both the first and fourth quarters of 2004. Copper production was 91 million pounds, a decrease of 17% from the same quarter in 2004 and 3% from the fourth quarter of 2004.

Consolidated net earnings in accordance with U.S. GAAP for the first quarter of 2005 were $31 million ($0.07 per share), compared with $64 million ($0.16 per share) for the same period in 2004 and $39 million ($0.09 per share) for the fourth quarter of 2004. Mine operating earnings were $104 million for the quarter, a 34% decrease over the first quarter in 2004 and a 33% increase over the fourth quarter of 2004. Cash from operations before the change in non-cash working capital was $99 million, a decrease of 28% from the same quarter in 2004 and an increase of 50% over the fourth quarter of 2004.

Placer Dome’s share of cash and total production costs per ounce of gold for the quarter were $275 and $342, respectively, compared with $231 and $286 in the prior year period and $264 and $330 in the fourth quarter of the year. Cash and total production costs per pound of copper for the period were $0.65 and $0.78, respectively, compared with $0.52 and $0.66, respectively, in the prior year period and $0.64 and $0.82, respectively, in the fourth quarter of 2004.

For the three months ended March 31	2005	2004
Financial ($ millions, except per share amounts)
Sales	$ 491	$508
Mine operating earnings
Gold	56	95
Copper	52	67
Other	(4)	(4)
-	$ 104	$158
Net earnings	$ 31	$64
Per share	0.07	0.16
Cash from operations	68	134
Operations – Gold (000s ozs)
Production (Placer Dome’s share)	911	929
Production (consolidated)	889	905
Sales (consolidated)	889	915
Cash production costs ($/oz) (Placer Dome’s share)(i)	275	231
Total production cost ($/oz) (Placer Dome’s share)(i)	342	286
Sales price realized ($/oz)	416	398
London spot price ($/oz)	427	408
Operations – Copper (millions lbs)
Production	91	109
Sales	96	124
Cash production costs ($/lb)(i)	0.65	0.52
Total production cost ($/lb)(i)	0.78	0.66
Sales price realized ($/lb)	1.32	1.19
London spot price ($/lb)	1.48	1.24

(i) Cash and total production costs per ounce and pound are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the Non-GAAP Measures section for further detail.

(ii) During the first quarter of 2005, Placer Dome changed its accounting policy with respect to termination obligations, whereby the liability accrued represents the obligation to date for all employees at mine sites (see note 2 to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis of $21 million and $14 million ($0.03 per share), respectively. The first quarter of 2004 earnings included the effect of a change in accounting policy, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

Outlook

Placer Dome’s gold production guidance range for 2005 has been decreased by 50,000 ounces to 3.6 to 3.7 million ounces. This is primarily the result of lower forecast production from Porgera as a result of increased erosion and slides on the west wall of Stage 5 of the open pit. Primarily as a result of lower production at Porgera, gold cash and total costs are now forecast at between $260 and $270 per ounce and $330 to $340 per ounce, respectively, an increase from between $250 and $260 per ounce and $315 to $325 per ounce, respectively. Placer Dome’s copper production and cost guidance ranges remain unchanged at 410 to 420 million pounds with cash and total costs of $0.60 to $0.65 and $0.75 to $0.80 per pound, respectively.

Capital expenditures, excluding deferred stripping expenditures of $35 million, remain forecast at $260 million. Exploration expenditures are still forecast to be approximately $90 million in 2005.

The 2005 Canadian federal budget proposed phased in reductions of the general corporate tax rate of 2% from January 1, 2008 through January 1, 2010 and the elimination of the federal corporate surtax effective January 1, 2008. These changes are currently being debated within the Canadian House of Commons and may or may not become law given the current minority government. Should the changes be enacted, the estimated income tax impact to Placer Dome would be a charge to deferred income tax expense of approximately $24 million and an equivalent reduction in the deferred tax asset.

The Chilean House of Representatives has passed a tax bill proposing a 5% tax on mine operating profits. At present, the bill is before the Chilean Senate. If enacted, the tax would take effect in 2006. The impact of the legislation on Placer Dome would depend on decisions regarding whether or not Zaldivar would opt out of the tax protection currently provided by its DL600 investment contract. The La Coipa mine does not have DL 600 tax protection and, as such, the tax, if approved, would have an impact on results. Placer Dome would also have to consider the impact of the legislation on the potential development of the Cerro Casale project.

Exploration and Development Projects

For details concerning mineral reserve and mineral resource estimates for the exploration and development projects set out below, please refer to the Corporation’s mineral reserve and mineral resource tables and the notes thereto contained in the Corporation’s December 31, 2004 Renewal Annual Information Form/Form 40-F.

The Cortez Hills project, on the 60% owned Cortez Joint Venture property, encompasses a high-grade open pit exploration discovery made in 2003 combined with an adjacent lower grade deposit known as the Pediment deposit. At December 31, 2004, Placer Dome’s share of proven and probable mineral reserves was estimated at 4.4 million ounces.

During the first quarter of 2005, work continued on the feasibility study, with completion still expected in the second half of 2005.

The Pueblo Viejo project contemplates the mining of a 15 million ounce refractory gold mineral resource from an historic mining area in the Dominican Republic. Placer Dome acquired 100% of the project through an agreement with the Dominican government in 2002. Work continued on the feasibility study which is anticipated to be completed in the second half of 2005.

The Cerro Casale project contemplates mining a large gold-copper porphyry deposit in the Andean highlands in Chile. Cerro Casale is one of the world’s largest undeveloped gold and copper deposits with Placer Dome’s 51% share of measured and indicated mineral resources estimated at 13 million ounces of gold and 3.3 billion pounds of copper at December 31, 2004. Work is underway to complete an updated feasibility study expected in the second half of 2005.

The Donlin Creek project contemplates an open pit operation mining a large refractory gold deposit in southwest Alaska. Placer Dome owns 30% of the project and is earning an additional 40%. Placer Dome’s share of the project’s measured and indicated gold mineral resource and inferred gold mineral resource, assuming 70% ownership, is 7.8 million ounces and 10.0 million ounces, respectively. During the quarter work continued on a pre-feasibility study.

Placer Dome continues to focus on optimizing the use of its mines’ infrastructure by exploring to expand mineral reserves at existing operations. During the first quarter of 2005, exploration expenditures totaled $18 million, $12 million of which related to existing mines with major focuses on the Campbell and Kalgoorlie West operations. In addition to the mine site focus, drill programs have been completed or are under way at 4 projects and drill target definition is proceeding on a further 14 properties.

Detailed Review of Financial Results

Earnings

Consolidated net earnings in accordance with U.S. GAAP for the first quarter of 2005 were $31 million ($0.07 per share), compared with $64 million ($0.16 per share) for the same period in 2004.

The first quarter of 2005 net earnings include the effect of the adoption of a new accounting policy relating to accounting for post closure termination obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $14 million. In the first quarter of 2005, Placer Dome’s net earnings were impacted by unrealized non-hedge derivative after-tax losses of $nil (2004 - $5 million).

Mine operating earnings for the first three months of 2005 were $104 million, a decrease of 34% or $54 million from 2004 due to lower contributions from both gold and copper.

Gold operating earnings decreased by 41% to $56 million in the first quarter of 2005 compared with $95 million in 2004. Gold sales revenue for the quarter was $365 million compared with $361 million in the prior year period, reflecting an $18 per ounce increase in the average realized price, partially offset by a decrease in sales volume due to decreased production. The increase in the average realized sales price was primarily due to a 5% increase in the average market price. Placer Dome’s realized price was $416 per ounce of gold versus a spot price average of $427 per ounce as Placer Dome delivered into all positions that matured in the quarter. The decrease in production was due to lower production at the Cortez, Kalgoorlie West and Porgera mines and the cessation of production at Misima in the second quarter of 2004. This was partially offset by the restart of the Golden Sunlight mine and higher production from the Granny Smith, Campbell and North Mara mines.

Placer Dome’s share of cash and total production costs per ounce for the period were $275 and $342, respectively, compared with $231 and $286 in the prior year period. The increase in cash costs per ounce was due to the appreciation of the South African rand, the Canadian and Australian dollars, the Papua New Guinean kina and the Chilean peso against the U.S. dollar (cumulatively $7 per ounce), increased global energy prices, higher input commodity costs and various mine site specific issues, partially offset by a positive $5 million contribution from Placer Dome’s currency hedging program.

Copper operating earnings of $52 million in the first quarter of 2005 were 22% lower than 2004. Copper sales revenue for the quarter was $124 million compared with $145 million in the 2004 period, reflecting a 23% decrease in sales volumes and a negative contribution of $19 million from Placer Dome’s copper hedging program, partially offset by a 19% increase in the average market price. Consolidated copper production in the first quarter of 2005 was 90.6 million pounds (41,100 tonnes), down 17% from the prior year period due to lower production at the Osborne and Zaldívar mines. Placer Dome’s share of cash and total production costs per pound of copper for the period were $0.65 and  $0.78, respectively, compared with $0.52 and $0.66, respectively, in 2004. The increase in unit production costs primarily reflects the lower production levels, appreciation of the Chilean peso against the U.S. dollar, higher input costs and higher energy and shipping costs.

Cash from Operations

Cash from operations was $68 million in the first quarter of 2005, compared with $134 million in the corresponding period in 2004. Excluding the impact of non-cash working capital, cash from operations was $99 million in the first quarter of 2005, compared with $137 million in the prior year period. The decrease of 28% primarily reflects a decrease in cash mine operating earnings, partially offset by an increase in investment and other business income.

Expenditures on property, plant and equipment in the first three months of 2005 amounted to $57 million, a decrease of $12 million compared with the corresponding prior period. The expenditures included $10 million primarily for mobile equipment and development at Cortez, $8 million at North Mara primarily for pre-stripping of the Gokona pit, $7 million at Porcupine for the Pamour pit and underground development at Hoyle Pond and $5 million at South Deep for underground development and infrastructure.

Financing activities in the first three months of 2005 included net debt additions of $6 million and an increase of $11 million in restricted cash. In the first quarter of 2004, financing activities included proceeds of $15 million on the exercise of common share options and $1 million of net debt additions. Consolidated short and long-term debt balances at March 31, 2005, were $1,273 million, compared with $1,267 million at December 31, 2004.

On March 31, 2005, consolidated cash and short-term investments amounted to $1,037 million, an increase of $6 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $1,024 million was held by Placer Dome and its wholly owned subsidiaries. In addition to cash and short-term investments, Placer Dome had $133 million of restricted cash, primarily related to the North Mara demand loan, which requires cash to be placed on deposit with the lender in an amount equal to drawdowns.

Forward Sales and Options

During the first quarter of 2005, Placer Dome reduced the maximum committed ounces under its precious metals sales program by 0.3 million ounces to 8.7 million ounces. Committed ounces were reduced during the period by delivering into forward sales contracts. This represents maximum committed ounces as a percentage of reserves at December 31, 2004 of just under 15% at an average expected realized price of approximately $394 per ounce for delivery over 12 years. Looking forward, Placer Dome expects to reduce its maximum committed ounces to 7.5 million by December 31, 2005 by delivering into maturing contracts. This would represent a cumulative decrease in maximum committed ounces of approximately 16% for the year. See note 7 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

On March 31, 2005, based on spot prices of $427.50 per ounce for gold, $7.18 per ounce for silver and an Australian to U.S. dollar (“AUD/USD”) exchange rate of $1.2937, the mark-to-market value of Placer Dome’s precious metal sales program was negative $698 million, a decrease of $77 million from the negative $775 million at December 31, 2004 (at the then spot prices of $438 per ounce of gold, $6.80 per ounce of silver and an AUD/USD exchange rate of $1.2814). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on March 31, 2005 under prevailing market conditions without allowance for market illiquidity.

The period-over-period change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

	$	millions
Mark-to-market value at December 31, 2004		$(775)
Cash value cost		12
Change in spot price ($427.50/oz. versus $438.00/oz.)		83
Accrued contango		34
Change in the AUD/USD exchange rate, volatility,
interest rates and gold lease rates		(52)
Mark-to-market value at March 31, 2005		$(698)
Provision included in Deferred Commodity and
Currency Sales Contracts and Derivatives liability
relating primarily to the value of the AurionGold
and East African Gold precious metal hedge books
remaining from the acquisitions by Placer Dome		160
Net unrealized mark-to-market value at March 31, 2005		$(538)

The net unrealized mark-to-market value of negative $538 million reflects the income statement effect that Placer Dome could expect to incur had it closed out its contracts at March 31, 2005 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount is the mark-to-market balance of negative $698 million less the remaining amount of the deferred commodity derivative provision of $160 million recorded on Placer Dome’s balance sheet at March 31, 2005 primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The copper sales program mark-to-market value of forward and option contracts on March 31, 2005, was negative $28 million based on a spot copper price of $1.546 per pound (December 31, 2004 - negative $38 million based on a spot copper price of $1.488 per pound). The currency derivative program’s mark-to-market on March 31, 2005 was positive $44 million based on an AUD/USD foreign exchange rate of 1.2937 and a Canadian to U.S. dollar foreign exchange rate of $1.2096 (December 31, 2004 - positive $51 million based on an AUD/USD foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of $1.2036), respectively.

Other Income Statement Items

Costs related to general and administrative, exploration, technology, resource development and other totalled $49 million in the first quarter of 2005, $4 million greater than in the prior year period. The $2 million increase in exploration was due to additional mine site exploration primarily in the Kalgoorlie region and precious metals exploration activity in South Africa. The increase in general and administration costs was primarily due to the weakening U.S. dollar and costs associated with increased corporate activities.

Pre-tax non-hedge derivative losses in the first three months of 2005 were $1 million (2004 - loss of $7 million). Included in this amount are net unrealized non-cash losses of $nil (2004 -$5 million).

Investment and other business income for the first three months of 2005 was $22 million (2004 - $2 million). The 2005 balance includes insurance recoveries of $6 million, gains on the disposal of assets of $3 million and an increase in interest income of $5 million due to higher cash balances. The 2004 balance included foreign exchange losses of $5 million.

Interest and financing expenses were $23 million and $19 million in the first quarter of 2005 and 2004, respectively. The increase relates to higher average debt levels in the 2005 period.

The effective tax rate during the period decreased to 25% compared to 36% in the prior year period. This decrease was primarily due to the reversal of previously booked tax contingencies which were no longer required. On April 21, 2005 the Supreme Court of Canada granted leave for the Ontario Ministry of Finance to appeal a decision by the Ontario Court of Appeal which reversed a reassessment of a subsidiary of the Corporation for Ontario mining taxes.  Management is of the view that Placer Dome will ultimately prevail, accordingly, Placer Dome has not recorded a liability for this contingency. See note 8(c) to the unaudited interim consolidated financial statements for more details.

The first quarter 2005 net earnings include the effect of a change in accounting policy with respect to termination obligations, whereby the liability accrued represents the obligation to date for all employees at mine sites (see note 2 to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis of $21 million and $14 million ($0.03 per share), respectively. The first quarter of 2004 earnings included the effect of a change in accounting policy, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

Share Capital

As at April 22, 2005, the Corporation had 436,498,366 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding, none of which were in a position to be converted on April 22, 2005. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at April 22, 2005, the Corporation had 14,856,464 share options outstanding under its stock based incentive plans. If all of these options were exercised on that date, the Corporation would have to issue 14,856,464 common shares.

Recent Accounting Pronouncements

On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging

Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.

Placer Dome currently capitalizes stripping costs incurred during the production phase of a mine to the deferred stripping account. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. At March 31, 2005, Placer Dome’s deferred stripping amount on its unaudited interim consolidated balance sheet was $180 million. In addition to this, smaller deferred stripping balances were present in various product inventory accounts such as metal in circuit and ore stockpiles.

Placer Dome is currently evaluating the impact of this consensus.

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. Placer Dome now plans to adopt SFAS 123(R) effective January 1, 2006.

Canadian GAAP

Pursuant to an exemption order obtained from Canadian securities regulatory authorities in July 2003, Placer Dome was permitted to file its annual and quarterly consolidated financial statements prepared in US GAAP rather than Canadian GAAP provided that, among other things, the notes to the first two sets of annual financial statements filed after the date of the order and the notes to the interim financial statements filed during such period include a reconciliation highlighting the material differences between such financial statements prepared in accordance with US GAAP as compared to the financial statements being prepared in Canadian GAAP, as well as a management’s discussion and analysis focusing on these differences. In accordance with the terms of the order, Placer Dome is no longer required to include the reconciliation in the notes to its interim financial statements. Pursuant to the Regulations under the Canada Business Corporations Act, Placer Dome will be required to include the reconciliation between US GAAP and Canadian GAAP described above in the notes to its annual financial statements for the financial year ended December 31, 2005. After such date, Placer Dome will no longer be required to include this reconciliation in the notes to its annual financial statements.

Review of Mining Operations

					Production and Operating Summary

				For the three months ended March 31								Estimated annual 2005/Actual 2004
	Placer							Placer Dome’s Share
	Dome’s share		Mine		Millfeed					Cost per unit(2)			Cost per unit(10)
	(% of mine		operating		(000s	Grade	Recovery	Production		($/oz, $/lb)		Production	($/oz, $/lb)
Mine	production) Year		earnings (1)	-	tonnes)	(g/t,%)	(%)	(ozs,000slbs)_%change	-	Cash	Total	(ozs, 000s lbs)	Cash	Total
Gold
Canada

Campbell	100%	2005		$3	118	15.5	95.8	59,379 +37%		299	371	200,000	285	365
		2004		$1	98	14.4	95.6	43,206		295	376	209,045	276	344
Musselwhite	68%	2005		2	242	6.0	95.5	45,929 +23%		294	378	165,000	275	355
		2004		2	248	5.0	94.6	37,413		289	369	163,386	269	345
Porcupine	51%	2005		6	548	3.1	92.1	55,049 +2%		251	315	185,000	255	335
		2004		6	502	3.7	91.6	53,984		243	312	201,710	236	310
United States
Bald Mountain(3)	100%	2005		(1)	360	1.1	•	12,051 -7%		421	460	90,000	330	380
		2004		2	216	1.3	•	12,912		211	232	46,685	349	379
Cortez(3),(4)	60%	2005		28	5,332	1.1	•	132,245 -22%		172	210	515,000	185	225
		2004		31	6,074	1.2	•	169,507		150	190	630,801	162	201
Golden Sunlight(5)	100%	2005		(1)	529	1.5	72.3	11,777 +431%		412	505	90,000	300	405
		2004		1	–	–	–	2,219		–	–	2,419	–	–
Turquoise Ridge(6)	75%	2005		(2)	91	13.1	91.0	34,889 -18%		361	397	150,000	310	350
	100%	2004		4	106	14.6	93.9	42,494		260	267	126,921	343	352
Australia
Granny Smith	100%	2005		(7)	974	3.3	92.2	94,275 +89%		372	496	350,000	310	420
		2004		(4)	1,041	1.7	89.2	49,812		372	461	267,267	354	440
Henty	100%	2005		4	74	16.7	96.3	35,317 +12%		187	289	110,000	210	335
		2004		3	73	13.8	96.0	31,578		198	302	143,064	170	283

Kalgoorlie West	100%	2005			(3)		709		2.5		95.6		56,590	-30%	391		470		270,000		350		430
		2004			7		794		3.1		96.2		80,318		292		340		262,553		335		418
Kanowna Belle	100%	2005			(3)		429		4.0		88.7		54,192	-3%	377		478		245,000		280		360
		2004			5		473		3.9		89.5		55,625		264		331		237,291		254		316
Osborne(7)	100%	2005			•		387		0.7		84.7		7,510	-24%	•		•		40,000		•		•
		2004			•		375		1.0		82.7		9,863		•		•		41,630		•		•
Papua New Guinea
Misima(8)	80%	2004			3		1,137		0.7		87.4		22,240		296		303		40,522		275		281
Porgera	75%	2005			33		1,112		5.4		91.3		181,519 -6%		213		245		600,000		265		305
		2004			36		1,196		6.2		88.2		193,237		180		213		764,809		192		228
Chile
La Coipa(9)	50%	2005			6		852		1.0		81.8		21,920	-25%	258		323		100,000		245		325
		2004			5		797		1.4		82.4		29,117		220		297		90,932		231		300
South Africa
South Deep	50%	2005			(6)		261		5.5		97.1		45,467	-1%	478		549		215,000		370		435
		2004			(3)		258		5.7		97.3		45,857		427		472		214,293		394		437
Tanzania
North Mara	100%	2005			6		692		3.1		91.5		63,026	+28%	248		319		290,000		230		320
		2004			6		499		3.3		93.4		49,420		245		301		208,484		230		289
Metal hedging loss		2005			(8)
		2004			(10)
Currency hedging gain		2005			5										(6)		(6)
		2004			5										(6)		(6)
Total gold		2005			$56								911,135 -2%		275		342		3,600,000-		260-		330-
																			3,700,000		270		340
		2004			$95								928,802		231		286		3,651,812		240		298
Copper
Osborne(7)	100%	2005			3		387		2.0		94.0		16,256	-29%	1.10		1.26		80,000		0.91		1.04
		2004			10		375		2.9		96.4		22,983		0.65		0.76		87,404		0.69		0.84
Zaldívar(3)	100%	2005			68		4,146		0.9		•		74,330	-13%	0.55		0.68		332,000		0.55		0.68
-	-	2004	-	-	65	-	-4,544	-	-1.4	-	-•	-	85,850	-	0.49-	-	-0.64	-	-325,406	-	-0.51	-	-0.66	-
Metal hedging loss		2005			(19)
-	-	2004	-	-	(8)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total copper		2005			$52								90,586	-17%	0.65		0.78		410,000-		0.60-		0.75-
																			420,000		0.65		0.80
-	-	2004	-$	-	67	-	--	--	-	-	-	-	108,833	-	0.52	-	0.66	-	412,810	-	0.55	-	0.70
Other(11)		2005			(4)
-	-	2004	-	-	(4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Consolidated mine		2005			$104
operating earnings(1)	-	2004		$-	158	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes to the Production and Operating Summary:

(1) Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. “Consolidated operating earnings”, (and the related sub-totals), in accordance with accounting principles generally accepted in the U.S., exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars.

(2) Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	2005	2004
For the three months ended March 31	$/oz	$/oz

Direct mining expenses	$275	$219
Stripping and mine development adjustment	(17)	(6)
Third party smelting, refining and transportation	1	1
By -product credits	(1)	(2)
Cash operating costs per ounce	$258	$212

Royalties	$15	15
Production taxes	2	4
Total cash costs per ounce	$275	$231

Depreciation	$35	$34
Depletion and amortization	25	17
Reclam ation and mine closure	7	4
Total production costs per ounce	$342	$286

(3) Recovery percentage is difficult to accurately measure at heap leach operations .

(4) The Cortez mine processes material by way of carbon-in-leach (“CIL”) and heap leaching.

	Millfeed	Grade	Recovery	Production
For the three months ended March 31	(000s tonnes)	(g/t)	(%)	(ozs)

Carbon in leach
2005	494	4.8	87.9	64,381
2004	469	6.1	88.9%	82,073

Heap leach
2005	4,813	0.7	Note 3	62,308
2004	5,547	0.8	Note 3	78,124

Sale of carbonaceous ore
2005	25	7.3	87.3	5,556
2004	58	5.9	85.2%	9,310

Total
2005	5,332	1.1	Note 3	132,245
2004	6,074	1.2	Note 3	169,507

(5) Production from Golden Sunlight was suspended in December 2003 and recommenced when ore was delivered to the mill from stage 2B in January 2005.

(6) Production from Turquoise Ridge relates to third party ore sales. The mine’s cash and total cost per ounce balances do not include the cost of processing the ore and are not included in Placer Dome’s cash and total cost per ounce balances.

(7) Osborne produces copper concentrate with gold as a by -product. Therefore, gold unit costs are not applicable.

(8) Silver is a by -product at the Misima mine. For the three months ended March 31, 2004, Misima produced 117,000 ounces of silver. Mining was completed at Misima in May 2001, but processing of stockpiled ore continued until May 2004.

(9) Gold and silver are accounted for as co-products at La Coipa. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 33,970 ounces and 40,550 ounces for the three months ended March 31, 2005 and 2004 respectively. At La Coipa, production for silver was 0.7 million ounces for the three months ended March 31, 2005 and 0.7 million ounces for the prior year period.

.

(10) Estimated 2005 annual unit costs for the Canadian, Australian, Papua New Guinean, Chilean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.2048, 1.2821, 3.00, 600, and 6.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At March 31, 2005 these exchange rates were 1.2096, 1.2965, 3.08, 584, and 6.25 to 1, respectively.

(11) Pursuant to SFAS 109 – Accounting for Income Taxes , on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities for the tax effect of such differences. Other mine operating earnings includes a charge of $4 million in the three months ended March 31, 2005 (2004 - $2 million) related to the amortization of the property, plant and equipment allocation. The amortization of these amounts includes $1 million (2004 - nil) for Kalgoorlie West, $1 million (2004 - $1 million) for Porgera, $1 million (2004 - $1 million) for North Mara and $1 million (2004 - nil) for Henty.

Review of Mining Operations

Canada

On average, the Canadian dollar appreciated 7% against the U.S. dollar in the first quarter of 2005 compared to the first quarter of 2004.

Production at the Campbell mine in the first three months of 2005 increased by 37% over the prior year period. The increase was the result of improved mine productivity, mill throughput and headgrade. Cash costs per ounce were similar to the prior year period as the impact of the increased production was offset by the appreciation of Canadian dollar, increased development activity, higher maintenance expenses and costs related to the implementation of the SAP enterprise resource planning system which went live in April of 2005. Cash costs during the first quarter were 16% below those of the fourth quarter of 2004, but above annual guidance for 2005. Costs are expected to decrease over the remainder of 2005 primarily due to an anticipated reduction in maintenance expenditures. The mine’s Reid shaft will be taken out of service for maintenance for approximately five days during the second quarter, this may result in an adverse impact on quarterly production.

At the Musselwhite mine, Placer Dome’s share of production for the first quarter was 23% higher than the prior year period and 5% higher than the fourth quarter of 2004 as the underground mine delivered 4,000 tonnes per day to the mill. Grades during the quarter were improved due to the combination of no lower grade open pit material being needed to meet mill capacity, higher than expected grades from the PQ Deeps development and stope sequencing. Cash costs per ounce were approximately the same as the prior year period as the increased production offset the appreciation of the Canadian dollar and increased short-term development activities and other operating costs. Cash costs were marginally above those of the fourth quarter of 2004 and are expected to decline over the remainder of 2005 due primarily to a reduction in contractor costs.

Placer Dome’s share of production in the first quarter for the Porcupine Joint Venture was approximately the same as the prior year period as higher throughput due to the mill expansion completed in the fourth quarter of 2004 was offset by lower grades resulting from the closure of the Dome underground mine in May of 2004. Following the mill expansion, production in the first quarter of 2005 was 21% greater than in the fourth quarter of 2004. Cash costs per ounce were slightly higher than the first quarter of 2004 due to the continued appreciation of the Canadian dollar, partially offset by lower operating costs. Overburden removal at the Pamour pit continued throughout the quarter, with gold production expected to commence in the third quarter of this year to coincide with the closure of the Dome open pit.

United States

Placer Dome’s share of production from the Cortez mine in the first three months of 2005 decreased by 22% compared with the 2004 period. This was due primarily to planned lower grades in the CIL process and planned lower production from the heap leach operations due to decreased tonnes placed on the leach pads as a result of a higher stripping ratio in the quarter. Cash costs per ounce were 15% higher than in the prior year period, primarily due to the lower production, but 5% below those of the fourth quarter of 2004.

Placer Dome’s share of production from Turquoise Ridge in the first three months of 2005 was 18% lower than the prior year period due to lower shipments. This was due to stockpile buildup at the end of 2003 as compared to the fourth quarter of 2004. Ounces mined during the first quarter of 2005 were 7% higher than the prior year period due to a doubling of production from the Turquoise Ridge mine, partially offset by a 17% reduction in ounces from the Getchell mine. Production from the Turquoise Ridge mine is expected to continue to increase throughout 2005. Cash costs per ounce, excluding the cost of processing, were 39% higher than the period year period due to increased contractor, consultant and input prices. Cash costs per ounce were $45 below the fourth quarter of 2004, but still in excess of 2005 guidance. Cost experience in the first quarter, partially offset by the anticipated production increases from first quarter levels, has resulted in cash and total costs per ounce forecasts for 2005 increasing to $310 and $350 per ounce from $280 and $300 per ounce, respectively.

Australia and Papua New Guinea

At the Porgera mine, Placer Dome’s share of production in the first three months of 2005 was 6% below prior year first quarter levels and 11% below that of the fourth quarter of 2004. Production decreased due to impacts on the mining schedule from increased erosion and slides on the west wall of the open pit. The issue affected access to higher-grade stage 5 ore and impacted mining rates. Cash costs per ounce were $213 or 18% higher than the first quarter of 2004, primarily due to the decrease in production, the appreciation of the Papua New Guinean kina and higher fuel prices.

The mine has been experiencing minor failures of the west pit wall since 2002. To date the impacts have been manageable without a significant impact on production. Due to heavy rainfall conditions in the first quarter of 2005, the failures have accelerated and are having a more significant impact on production as material falling into the pit requires removal to access mining faces and is restricting access to certain areas. The situation is being evaluated to determine a long-term solution and this study will be completed by June. In the interim, temporary measures have been taken to direct as much surface water as possible away from these areas. Based on estimated impacts and pending the completion of the evaluation, Placer Dome has decreased its share of forecast production for 2005 by 120,000 ounces to 600,000 ounces and increased its forecast cash and total costs per ounce to $265 and $305 from $255 and $295, respectively. This issue is expected to have no impact on reserves.

At the Granny Smith mine, production for the first quarter was 89% above that of the prior year period. This was primarily due to higher than planned grades, mill throughput and recoveries during the first quarter of 2005. Results for the first quarter of 2004 were negatively impacted by the processing of low-grade stockpiled ore. As a result of the positive production experience, 2005 forecast production has been increased by 25,000 ounces to 350,000 ounces. Cash costs per ounce were similar to the comparative prior year period as the impact of the increased production was offset by higher fuel prices, maintenance costs, stripping costs and underground trial mining costs. Cash costs per ounce decreased $27 from the fourth quarter of 2004, but remain above 2005 annual guidance. Ongoing cost reduction efforts, including a reduction in rental equipment and staffing levels, a decrease in stripping activity and the increased production estimate have combined to result in no change in previously forecast cash and total costs per ounce. During the quarter work continued on the Wallaby underground with a feasibility study expected to be completed in the third quarter of 2005.

Production from Kalgoorlie West during the quarter was 30% below that of the prior year period primarily due to lower mined grades and decreased throughput as a result of the closure of the Kundana mill in 2004, but similar to the fourth quarter of 2004. Cash costs per ounce in the quarter increased by 34% compared to the prior year period due to the lower production levels and stripping costs for several small open pit mines which will be mined later in 2005. Cash costs per ounce were marginally below those of the fourth quarter of 2004, but remain above 2005 forecast levels. As a result of higher grades encountered at Raleigh North during development and contributions from the above mentioned small open pit mines, the production forecast for 2005 has been increased by 20,000 ounces to 270,000 ounces with no change to previously forecast cash and total costs per ounce.

At the Kanowna Belle mine, production for the three months ended March 31, 2005 was in line with the comparative prior year period but 18% below the fourth quarter of 2004. Positive production experience for much of the period was offset by the failure of two stopes due to ground control issues. Cash costs per ounce of $377 were approximately 45% higher than the first and fourth quarters of 2004 due primarily to additional costs associated with the stope failures and processing of higher cost stockpiled ore to replace the deferred underground feed. During the quarter, additional development work was carried out to open up stopes in other areas to ensure flexibility in the mine plan over the remainder of 2005. There is no change to previously forecast production and unit cost guidance.

The management of Placer Dome’s Kalgoorlie operations – Kalgoorie West and Kanowna Belle – is being realigned with all operations under one general manager and all regional development responsibilities including exploration, project development and joint venture and third party relationships under a separate general manager. As a result of this management change, commencing in the second quarter, the reporting for Kalgoorlie West and Kanowna Belle will be consolidated in a single Kalgoorlie operation.

At the Osborne mine, copper and gold production in the first quarter of 2005 were 16.3 million pounds and 7,510 ounces, a decrease of 29% and 24%, respectively, from the prior year period due primarily to lower grades. Cash costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) of $1.10 were 69% above prior period levels due to the decreased production and maintenance and development costs. Previously issued production and unit cost guidance remains unchanged due primarily to anticipated higher grades for the remainder of 2005.

South Africa and Tanzania

At the South Deep mine, Placer Dome’s share of production for the first quarter of 2005 was 45,467 ounces, similar to the prior year comparative period, but 24% below that of the fourth quarter of 2004. The first quarter of 2005 was a  challenging one for the mine as it encountered a number of infrastructure related problems, many of which were related to power outages due to lightning strikes. The problems were principally associated with pumping infrastructure contained in the older South Shaft complex. Pump failures and water column failures caused flooding in certain sections of the mine and restricted production. In total during the quarter 25 days of production were impacted to some degree by these issues. Steps are being taken to make the operation less susceptible to power and water recirculation failures. Unit cash costs increased by 12% compared to the prior year period primarily due to a 12% appreciation in the rand relative to the U.S. dollar. Relative to the fourth quarter of 2004, unit cash costs increased dramatically due to the production shortfalls. As a result of first quarter performance, Placer Dome’s share of forecast production for 2005 has been decreased by 15,000 ounces to 215,000 ounces and forecast cash and total costs per ounce have been increased to $370 and $435 per ounce from $350 and $400 per ounce, respectively.

Production from the North Mara mine during the quarter was 28% greater than in the prior year period due primarily to increased throughput as a result of the mill expansion completed in the fourth quarter of 2004. Cash costs per ounce were similar to the first quarter of 2004 as the impact of the increased production was offset by higher fuel and steel costs and startup costs associated with the transfer to owner mining from contract mining. Development of the Gokona pit commenced in the first quarter of 2005 with production scheduled to commence in the fourth quarter. Due to redirecting mining equipment to Gokona for development activities, production will be largely from stockpiles until scheduled delivery of mining equipment for Gokona. The 2005 production guidance of 290,000 ounces at cash and total costs of $230 and $320 per ounce is dependent on delivery and fabrication schedules for identified second hand mining equipment for the Gokona pit. Should these schedules not be met, production and unit cost guidance would be negatively impacted.

Chile

At the Zaldívar mine, copper production for the first quarter of 2005 was 74.3 million pounds, a decrease of 13% from the prior year period due to mining in a lower grade section of the pit and operational problems in the ore conveying and stacking systems resulting in less tonnes being placed on the leach pad. Cash costs per pound during the period were $0.55, an increase of 12% from the prior year period due to lower production and higher fuel, tire and acid costs.

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Placer Dome believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Unit costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

For the three months ended March 31		2005				2004
	Gold		Copper		Gold		Copper
(in millions of dollars except production and unit costs)(i)	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation
Reported	$319	$68	$–	$–	$287	$63	$–	$–
Copper	(64)	(12)	64	12	(66)	(17)	66	17
Corporate(ii)	1	(4)	–	–	(2)	(4)	–	–
Related to metals produced	$256	$52	$64	$12	$219	$42	$66	$17
Add La Coipa	9	3	–	–	8	3	–	–
Deduct minority interest	–	–	–	–	(2)	–	–	–
By -product	(1)	–	(3)	–	(2)	–	(5)	–
Reclamation	(6)	6	(1)	1	(4)	4	–	–
Ore sales costs	(13)	–	–	–	(13)	–	–	–
Inventories	1	–	(3)	(1)	(4)	(2)	(8)	(2)
Other(iii)	(5)	(2)	2	–	–	1	4	–
	$241	$59	$59	$12	$202	$48	$57	$15
Production reported(i)	911	911	91	91	929	929	109	109
Osborne gold ozs.	(8)	(8)	–	–	(10)	(10)	–	–
Ore sales ozs.	(40)	(40)	–	–	(52)	(52)	–	–
Golden Sunlight ozs.	–	–	–	–	(2)	(2)	–	–
La Coipa au equivalents ozs.	12	12	–	–	11	11	–	–
Production base for calculation	875	875	91	91	876	876	109	109
Unit costs(i)	$275	$67	$0.65	$0.13	$231	$55	$0.52	$0.14

(i) Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in millions of pounds, and unit costs for copper are in $/lb.

(ii) Corporate depreciation includes the amortization of tax gross ups (see note 4(b)(iii) to the interim unaudited consolidated financial statements).

(iii) Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

Placer Dome Inc.

Consolidated Statements of Earnings

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP) (unaudited)

For the three months ended March 31	-	2005	-	-	2004	-
Sales (note 4)		$491			$508
Cost of sales		319			287
Depreciation and depletion		68			63
Mine operating earnings (note 4(b))		104			158
General and administrative		17			15
Exploration		18			16
Resource development, technology and other		14			14
Operating earnings		55			113
Non-hedge derivative loss		(1)			(7)
Investment and other business income		22			2
Interest and financing expense		(23)			(19)
Earnings before taxes and other items		53			89
Income and resource tax provision		(13)			(32)
Equity in earnings of associates		5			3
Net earnings before the cumulative effect of changes
in accounting policies		45			60
Changes in accounting policies (note 2)		(14)			4
Net earnings		$31			$64
Comprehensive income		$37			$36
Per common share
Net earnings (and diluted net earnings) before the cumulative effect
of changes in accounting policies		$0.10			$0.15
Net earnings		$0.07			$0.16
Diluted net earnings		$0.07			$0.15
Dividends		$0.05			$0.05
Weighted average number of common shares (millions)
Basic		436.4			412.1
Diluted		450.3			416.8

(See accompanying notes to the unaudited interim consolidated financial statements)

Placer Dome Inc.
Consolidated Statements of Cash Flows
(millions of U.S. dollars, U.S. GAAP) (unaudited)
For the three months ended March 31		2005			2004
Operating activities
Net earnings		$31			$64
Add (deduct) non-cash items
Depreciation and depletion		68			63
Deferred stripping adjustment		(10)			(9)
Unrealized loss on derivatives		–			5
Deferred reclamation		5			3
Deferred income and resource taxes		(4)			10
Changes in accounting policies (note 2)		14			(4)
Other items, net		(5)			5
Cash from operations before change in non-cash working capital		99			137
Change in non-cash operating working capital		(31)			(3)
Cash from operations		68			134
Investing activities
Property, plant and equipment		(57)			(69)
Short-term investments		(1)			(1)
Other, net		(1)			3
		(59)			(67)
Financing activities
Short-term debt		7			–
Restricted cash		(11)			–
Long-term debt and capital leases financing
Borrowings		–			5
Repayments		(1)			(4)
Common shares issued	-	1	-	-	15
	-	(4)	-	-	16
Increase in cash and cash equivalents	-	5	-	-	83
Cash and cash equivalents
Beginning of period	-	1,017	-	-	550
End of period		$1,022	-		$633
(See accompanying notes to the unaudited interim consolidated financial statements)

Placer Dome Inc.
Consolidated Balance Sheet
(millions of U.S. dollars, U.S. GAAP) (unaudited)

Assets
		March 31, 2005			December 31, 2004
		-	-	-	-
Current assets
Cash and cash equivalents		$ 1,022			$ 1,017
Short-term investments		15			14
Restricted cash		133			122
Accounts receivable		142			138
Income and resource tax assets		95			97
Inventories (note 5)	-	244		-	248
	-	$ 1,651		-	$ 1,636
Investments		56			50
Other assets (note 6)		176			173
Deferred commodity and currency sales contracts and derivatives		49			54
Income and resource tax assets		418			400
Deferred stripping		180			170
Goodwill		454			454
Property, plant and equipment
Cost		4,853			4,791
Accumulated depreciation and depletion	-	(2,260)	-	-	(2,184)
-	-	$ 2,593	-	-	$ 2,607
-	-	$ 5,577	-	-	$ 5,544
Liabilities and Shareholders’ Equity
		March 31, 2005			December 31, 2004
		-	--	--	-	-
Current liabilities
Accounts payable and accrued liabilities		$ 265			$ 268
Income and resource taxes liabilities		25			27
Short-term debt		120			113
Current portion of long-term debt and capital leases		45			45
		455			453
Long-term debt and capital leases		1,108			1,109
Reclamation and post closure obligations		274			251
Income and resource tax liabilities		274			265
Deferred commodity and currency sales contracts and derivatives		214			223
Deferred credits and other liabilities		72			79
Commitments and contingencies (notes 7 and 8)
Shareholders’ equity		3,180			3,164
	-	$ 5,577	-	-	$ 5,544
(See accompanying notes to the unaudited interim consolidated financial statements)

Placer Dome Inc.
Consolidated Statements of Shareholders’ Equity
(millions of U.S. dollars, except share amounts, U.S. GAAP) (unaudited)

For the three months ended March 31		2005			2004
Common shares(i), beginning of period	$2,522	$2,023
Exercise of options	1	15
Common shares, end of period	2,523	2,038
Accumulated other comprehensive loss, beginning of period	(15)	(35)
Unrealized gain on securities	4	1
Unrealized gain (loss) on derivatives
Copper	(6)	(30)
Currency	–	4
Reclassification of (gain) loss on derivatives included in net earnings
Copper	11	1
Currency	(3)	(4)
Accumulated other comprehensive loss, end of period	(9)	(63)
Contributed surplus, beginning of period	69	66
Stock-based compensation	–	1
Contributed surplus, end of period	69	67
Retained earnings, beginning of period	588	345
Net earnings	31	64
Common share dividends	(22)	(21)
Retained earnings, end of period	597	388
Shareholders’ equity	$3,180	$2,430

(i) Authorized and issued share capital:

Preferred shares – unlimited shares authorized, no par value, none issued.

Common shares – unlimited shares authorized, no par value, issued and outstanding at March 31, 2005 - 436,494,540 shares (December 31, 2004 - 436,395,449 shares).

(See accompanying notes to the unaudited interim consolidated financial statements)

Placer Dome Inc.

Notes to Consolidated Financial Statements

(unaudited)

(all tabular amounts are in millions of U.S. dollars, U.S. GAAP)

1. Basis of Presentation
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005 or future operating periods. For further information, see Placer Dome’s consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2004.

Pursuant to an exemption order obtained from Canadian securities regulatory authorities in July 2003, Placer Dome was permitted to file its annual and quarterly consolidated financial statements prepared in US GAAP rather than Canadian GAAP provided that, among other things, the notes to the first two sets of annual financial statements filed after the date of the order and the notes to the interim financial statements filed during such period include a reconciliation highlighting the material differences between such financial statements prepared in accordance with US GAAP as compared to the financial statements being prepared in Canadian GAAP, as well as a management’s discussion and analysis focusing on these differences. In accordance with the terms of the order, Placer Dome is no longer required to include the reconciliation in the notes to its interim financial statements. Pursuant to the Regulations under the Canada Business Corporations Act, W Dome will be required to include the reconciliation between US GAAP and Canadian GAAP described above in the notes to its annual financial statements for the financial year ended December 31, 2005. After such date, Placer Dome will no longer be required to include this reconciliation in the notes to its annual financial statements.

On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.
Placer Dome currently capitalizes stripping costs incurred during the production phase of a mine to the deferred stripping account. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. At March 31, 2005, Placer Dome’s deferred stripping amount on its unaudited interim consolidated balance sheet was $180 million. In addition to this, smaller deferred stripping balances were present in various product inventory accounts such as metal in circuit and ore stockpiles.

Placer Dome is currently evaluating the impact of this consensus.

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. Placer Dome now plans to adopt SFAS 123(R) effective January 1, 2006.

Certain amounts for 2004 have been reclassified to conform with the current period’s presentation.

2. Changes in Accounting Policies
 Effective January 1, 2005, Placer Dome changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the current practice, which involves accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change in policy on the balance sheet at January 1, 2005 was to increase Deferred credits and other liabilities by $21 million with a one time after-tax charge to net earnings of $14 million ($0.03 per share).

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping relating to its share of the Cortez joint venture on Placer Dome’s consolidated balance sheet. This change was made as a result of deliberations by the EITF at its July 1, 2004 meeting which concluded that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

3. Business Acquisition
On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited (“East African Gold”). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold’s loan for project financing of $43 million at the date of acquisition. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the second quarter of 2004, Placer Dome finalized the purchase price equation. Net earnings for the first quarter of 2004 were not restated as the effect on the post acquisition period was not material.

4. Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a) Product segments
Sales by metal segment
For the three months ended March 31	2005	2004
Gold	$365	$361
Copper	124	145
Other	2	2
	$491	$508

(b) Segment sales revenue and mine operating earnings (loss)

	Sales		Mine Operating Earnings

For the three months ended March 31	2005	2004	2005	2004
Canada
Campbell	$ 22	$21	$3	$ 1
Musselwhite	19	15	2	2
Porcupine	22	22	6	6
	63	58	11	9
Bald Mountain	6	5	(1)	2
Cortez	57	61	28	31
Golden Sunlight(i)	4	2	(1)	1
Turquoise Ridge	12	15	(2)	4
	79	83	24	38
Granny Smith	39	21	(7)	(4)
Henty	14	12	4	3
Kalgoorlie West	23	38	(3)	7
Kanowna Belle	23	25	(3)	5
Osborne	27	34	3	10
	126	130	(6)	21
Papua New Guinea
Misima(ii)	–	13	–	3
Porgera	80	78	33	36
	80	91	33	39
South Africa
South Deep	19	18	(6)	(3)
Tanzania
North Mara	31	21	6	6
Chile
Zaldívar	120	125	68	65
Metal hedging loss	(27)	(18)	(27)	(18)
Currency hedging gain	–	–	5	5
Amortization of tax gross up(iii)	–	–	(4)	(2)
Stock- based compensation	–	–	1	(1)
Other	–	–	(1)	(1)
	$491	$508	$104	$158

(i) Production from Golden Sunlight was temporarily suspended in December 2003 and recommenced when ore was delivered from Stage 2B in January 2005.

(ii) Processing of ore ceased at Misima in May 2004.

(iii) Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. The amortization of these amounts includes $1 million (2004 -$1 million) for Porgera, $1 million (2004 - $1 million) for North Mara, $1 million (2004 - nil) for Kalgoorlie West, and $1 million (2004 -nil) for Henty.

5. Inventories
Inventories comprise the following:
	March 31			December 31
	2005			2004
Metal in circuit	$95			$ 102
Ore stockpiles	105			103
Materials and supplies	87			83
Product inventories	31	-	-	31
	318			319
Long-term portion of ore stockpiles	(74)			(71)
Inventories	$244	-	-	$ 248

6. Other Assets
Other assets consist of the following:
	March 31			December 31
	2005			2004
Sale agreement receivable(i)	$68			$ 66
Long-term ore stockpiles (note 5)	74			71
Debt issue costs and discounts	17			17
Pension asset	15			15
Other	11			13
	185			182
Current portion of other assets	(9)			(9)
	$176		-	$ 173

(i) In December 2000, Compañía Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7.  Consolidated Metals Sales and Currency Programs
At March 31, 2005, based on the spot prices of $427.50 per ounce for gold, $7.18 per ounce for silver and $1.546 per pound for copper, an Australian to U.S. dollar (“AUD/USD”) exchange rate of $1.2937, the mark-to-market values of Placer Dome’s precious metal and copper sales programs were negative $698 million and negative $28 million, respectively. The precious metal mark-to-market does not take into the account the $160 million liability in Deferred commodity and currency sales contracts and derivatives as at March 31, 2005 primarily representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on March 31, 2005, was approximately positive $44 million (based on an AUD/USD foreign exchange rate of $1.2937 and a Canadian to U.S. dollar foreign exchange rate of $1.2096), all of which has been recognized through earnings or other comprehensive income.

Gains and losses on Placer Dome’s gold and silver forward contracts and cap agreements are recognized in sales revenue on the initial intended delivery date, except in instances where Placer Dome chooses to deliver prior to that date, in which case they are recognized on delivery. Placer Dome’s copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income and subsequently reclassified to sales revenue on the contract forward date. Changes in the fair values of all other metals financial instruments are recorded each period in earnings in the non-hedge derivative gain (loss) line.

At March 31, 2005, Placer Dome’s consolidated metal sales program consisted of:

	2005	2006	2007	2008	2009	2010	2011+	Total
Gold (000s ounces):
Forward contracts sold(i)
Fixed contracts
Amount	888	1,239	1,260	1,013	347	246	461	5,454
Average price ($/oz.)	341	344	373	394	411	410	474	378
Fixed interest floating lease rate
Amount	–	–	–	197	772	285	625	1,879
Average price ($/oz.)	–	–	–	356	430	420	485	439
A$ forward contracts
Amount	–	11	21	–	–	–	–	32
Average price ($/oz.)	–	475	489	–	–	–	–	484
Total	888	1,250	1,281	1,210	1,119	531	1,086	7,365
Forward contracts sold

A$ forward contracts purchased	(75)	–	–	–	–	–	–	(75)
Total
Forward contracts	813	1,250	1,281	1,210	1,119	531	1,086	7,290
Call options sold and cap agreements(ii)
Amount	258	219	115	200	20	40	20	872
Average price ($/oz.)	360	357	363	394	500	500	500	380
A$ contracts
Amount	38	–	–	–	–	–	–	38
Average price ($/oz.)	388	–	–	–	–	–	–	388
Total
Call option sold and cap agreements	296	219	115	200	20	40	20	910
Total
Firm committed ounces (iii)	1,109	1,469	1,396	1,410	1,139	571	1,106	8,200
Contingent call options sold(iv)
Knock-in (up and in)
Amount	81	52	–	–	–	–	64	197
Average price ($/oz.)	394	387	–	–	–	–	362	382
Average barrier level ($/oz.)	432	425	–	–	–	–	425	428
Knock out (down and out)
Amount	38	37	64	52	115	29	–	335
Average price ($/oz.)	411	429	439	453	431	476	–	437
Average barrier level ($/oz.)	360	395	383	370	380	387	–	379
Total
Maximum committed ounces (v)	1,228	1,558	1,460	1,462	1,254	600	1,170	8,732
Put options purchased(vi)
Amount	542		546		362		179		159		103		99		1,990
Average price ($/oz.)	408	-	416	-	440	-	405	-	397	-	432	-	416	-	417
Put options sold(vii)
Amount	60		80		-		-		-		-		-		140
Average price ($oz.)	250	-	250	-	-	-	-	-	-	-	-	-	-	-	250

Contingent call options purchased not included in the above table total 53,000 ounces at an average price of $435 per ounce.

	2005	2006	2007	2008	2009	Total
Silver (000s ounces):
Fixed forward contracts(i)
Amount	–	1,200	–	–	–	1,200
Average price ($/oz)	–	6.25	–	–	–	6.25
Call options sold(ii)
Amount	1,300	3,632	1,050	820	550	7,352
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.34
Total committed amount	1,300	4,832	1,050	820	550	8,552
Put options purchased(vi)
Amount	1,800	3,820	1,050	820	550	8,040
Average price ($/oz)	5.21	6.40	6.89	7.25	7.25	6.34
Copper (millions of pounds):
Fixed forward contracts(i)
Amount	11,754
Average price ($/lb.)	1.05
Call options sold(ii)
Amount	66,139
Average price ($/lb.)	1.14

Total committed amount
Amount	77,713
Average price ($/lb.)	1.13
Put options purchased(vi)
Amount	66,139
Average price ($/lb.)	1.03

(i) Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

    a) Fixed forward contracts – a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract.Theaverage price is based on the price at the maturity of the contract.

    b) Fixed interest floating lease rate contracts – a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

     c) Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.2937. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii) Call options sold and cap agreements – Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollas at an exchange rate of 1.2937.

(iii) Firm committed ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

 (iv) Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.2937. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of March 31, 2005, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v) Maximum committed ounces – Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi) Put options purchased – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii) Put options sold – Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At March 31, 2005, Placer Dome’s consolidated foreign currency program consists of:

	2005	2006	2007	Total
Australian Dollars (millions USD)
Fixed forward contracts
Amount	40.8	37.1	5.0	82.9
Average rate (AUD/USD)	1.8301	1.9167	1.5713	1.8533
Put options sold
Amount	-	17.0	5.5	22.5
Average rate (AUD/USD)	-	1.5957	1.6538 1.6099
Total committed dollars
Amount	40.8	54.1	10.5	105.4
Average rate (AUD/USD)	1.8301	1.8159	1.6145 1.8014
Call options purchased
Amount	58.5	23.5	12.0	94.0
Average rate (AUD/USD)	1.3543	1.5098	1.6430 1.4300
Canadian Dollars (millions USD)
Call options purchased
Amount	49.5	-	-	49.5
Average rate (CAD/USD)	1.235 8	-	-	1.2358

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness of the hedged currency.

8. Commitments and Contingencies
(a) At March 31, 2005, Placer Dome has outstanding commitments of approximately $30 million under capital expenditure programs.

(b) The 2005 Canadian federal budget proposed phased in reductions of the general corporate tax rate of 2% from January 1, 2008 through January 1, 2010 and the elimination of the federal corporate surtax effective January 1, 2008. These changes are currently being debated within the Canadian House of Commons and may or may not become law given the current minority government. Should the changes be enacted, the estimated income tax impact to Placer Dome would be a charge to deferred income tax expense of approximately $24 million and an equivalent reduction in the deferred tax asset.

(c) In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome’s favour in reversing the Ontario Superior Court decision. On April 21, 2005 the Supreme Court of Canada granted leave for the Ontario Ministry of Finance to appeal the Ontario Court of Appeal’s decision. Management is of the view that Placer Dome will ultimately prevail, accordingly, Placer Dome has not recorded a liability for this contingency. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest.

(d) In addition to the above, reference is made to note 18 to the Consolidated Financial Statements included in the Annual Report and Annual Information Form / Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on Placer Dome’s financial position or results of operations.

9.  Stock-Based Compensation
The Corporation follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-based Compensation”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Corporation’s net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

For the three months ended March 31	2005	2004
Net earnings – as reported	$31	$64
Net earnings – pro forma	27	61
Net earnings per share – as reported	0.07	0.16
Net earnings per share – pro forma	0.06	0.15

Placer Dome has three share option plans under which common shares are reserved for issuance to employees and directors. At March 31, 2005, there were 9.8 million vested and 5.0 million unvested stock options outstanding.

10. Pension Plans
Pension expenses are comprised of:
For the three months ended March 31		2005		2004
Defined benefit plans:
Service costs (benefits earned during the period)		$2		$2
Interest costs on projected benefit obligations		2		2
Expected return on plan assets		(1)		(2)
Amortization of experience losses		1		1
Total defined benefit plans		4		3
Defined contribution plans		1		1
Total pension expense	-	5	-	4	=

Vancouver-based Placer Dome Inc. operates 17 mines in seven countries. The Corporation’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext -Paris under the symbol PDG.

Placer Dome will host a conference call to discuss first quarter results at 7:00am PDT/10:00am EDT on Wednesday, April 27. North American participants may access the call toll free at (800) 731-1043. International participants please dial (212) 346-6604. The call will also be webcast on the Placer Dome website at www.placerdome.com/investors/webcasts.html.

For further information on this report please contact:	For enquiries related to shares, transfers
Investor Relations: Greg Martin (604) 661-3795 or	and dividends please contact:
Meghan Brown (604) 661-1577	CIBC Mellon Trust Company
email: investor_relations@placerdome.com	Toll-free within North America (800) 387-0825
Media Relations: Gayle Stewart (604) 661-1911	Collect calls accepted from outside North
America (416) 643-5500
Toll-free within North America (800) 565-5815
On the internet: www.placerdome.com

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

   uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

  uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

  uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production;

  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

   - mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

   -expected effective future tax rates in jurisdictions in which our operations are located;

   -the protection of the health and safety of mine workers; and

   -mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

  -changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as  diesel fuel, electricity and other forms of energy, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand and Chilean peso

  -the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults;

  -changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  -geopolitical uncertainty and political and economic instability in countries which we operate; and

  -labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome's actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.